June 27, 2007

Mail Stop 6010

David Duquette
President
New Century Companies, Inc.
9835 Santa Fe Springs Road
Santa Fe Springs, CA 90670

> **Re:** **New Century Companies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed May 31, 2007**
> **File No. 333-143388**

Dear Mr. Duquette:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Given the size of your offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You should withdraw this registration statement and
    - refile a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);
    - register the transaction on the form you are eligible to use to register the transaction as a primary offering;

- identify the selling shareholders as underwriters in the registration statement; and
- include the price at which the underwriters will sell the securities.

2.   In responding to these comments, please tell us with specific page references where you have "included the requested disclosure" as indicated in responses 8, 9, and 12 in your letter to us dated May 30, 2007.

Selling Stockholders, page 36

3.   We note your footnote disclosure that two of the selling stockholders are not registered broker-dealers. Please tell us whether any of the selling stockholders are affiliates of broker-dealers.

4.   Please tell us how the disclosure in footnote 2 to the table is consistent with rule 413 of the Securities Act.

5.   Please revise to reflect in each individual's beneficial ownership calculation shares underlying warrants, as appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3646 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Marc Ross, Sichenzia Ross Friedman Ference LLP